

Croft-Leominster Value Fund

&

Croft-Leominster Income Fund

ANNUAL REPORT

April 30, 2006

CROFT-LEOMINSTER VALUE FUND

MANAGERS COMMENTARY
    APRIL 30, 2006

June 1, 2006

Dear Shareholder:

The Croft-Leominster Value Fund has outperformed the Standard & Poor's 500 Index for our fiscal 1, 3, 5, and 10 year periods (Please see accompanying chart). Our outperformance in fiscal 2005 was partially due to our investments in the capital equipment, engineering, construction and energy sectors, as well as individual security selection in other sectors.

We continue to search for companies that have solid operating histories, cash flows, and earnings prospects. Additionally, we look for firms with low price to book values, tangible assets that are undervalued or overlooked, and above average long-term appreciation potential. As of 4/30/06 the Value Fund holdings had the following characteristics:

	Value Fund	S&P 500 Index
Price/2006 Earnings Estimate	14.7x	16.0x
Estimated Growth Rate	10.8%	8.0%

We continue to hold a small collection of Canadian energy companies, such as Nexen Corp., Canadian Natural Resources Inc., Petrobank Energy and Resources Inc., OPTI Canada Inc., and UTS Energy Corp. These firms, to varying degrees, are involved in the production of synthetic crude oil via extracting and upgrading oil sands located in Alberta, Canada. These firms are building the necessary infrastructure to collectively produce over one million barrels of synthetic crude oil per day over the next ten years. We continue to believe that these companies are undervalued relative to their significant reserves and multi-decade production profiles.

This year we eliminated our position in Blackrock Ventures Inc. following a buyout offer of C$24.00 per share from Shell Canada Ltd. The offer represented a premium of approximately 55% to market price and fully accounted for the underlying value of Blackrock's asset base. We also eliminated our position in Oregon Steel Mills, Inc. The shares had appreciated over 100% since our initial purchase and were fully discounting the positive outlook for Oregon Steel's markets, particularly the large-diameter pipe market. We have used the proceeds from these sales to increase our holdings in healthcare. We added to our position in Qiagen N.V., a molecular diagnostic tools company, and we initiated a position in Lincare Holdings Inc., a respiratory care company.

We believe that our philosophy of investing is inherently risk averse. As always, we focus on reducing portfolio downside through diversification and extensive bottom-up research while avoiding the vagaries of market timing. Currently the Value Fund owns shares of companies across more than 26 different industries.

Thank you for your investment in the Croft-Leominster Value Fund.

Sincerely,

Kent Croft
President

CROFT-LEOMINSTER INCOME FUND

MANAGERS COMMENTARY
  APRIL 30, 2006

June 1, 2006

Dear Shareholder:

The Croft-Leominster Income Fund has outperformed the Lehman Brothers Government and Corporate Index for our fiscal 1, 3, 5, and 10 year periods (Please see accompanying chart). Our performance in fiscal 2005 was aided by an increase in short term interest rates that resulted in an improvement in the yield on short-term investments.

Currently, approximately half of the Fund's assets are invested in short term, high-quality securities, such as U.S. Treasury Notes and high-grade commercial paper. With the yield curve being relatively flat and with narrow spreads between government and corporate bonds, we have chosen not to extend the maturity of the portfolio or chase higher yields through increased credit risk. We believe this position is also a necessary hedge against the downside risk of inflation and rising interest rates. During fiscal 2005 the yield on the 10 year Treasury note increased by approximately 80 basis points; our significant short-term investment position insulated the Fund from the detrimental effect this move would have otherwise had to capital. In an effort to increase the Fund's yield while minimizing risk to capital, we plan to opportunistically redeploy these short-term investments over time as the interest rate environment evolves.

For nearly two years the Federal Reserve Board has increased the Federal Funds rate by 25 basis points at each meeting, most recently increasing the rate to 5.0%. We expect the Federal Reserve Board to maintain this policy of gradual rate increases as long as is justified by new inflation data. The Consumer Price Index increased at an annual rate of 3.5% for April of 2006, a level modestly above the historical average. Much of the increase, however, has been due to food and energy prices, as "core" CPI has averaged approximately 2.1% during fiscal 2005. Additionally, strong productivity growth, 3.7% in the first quarter of 2006, has helped to mitigate the impact of increased commodity prices.

As of June 1, 2006, the Income Fund had the following characteristics: net yield of approximately 5.0%, weighted average yield to maturity of 6.4%, weighted average duration (measure of sensitivity to interest rates) of 3.6 years, and weighted average maturity of 6.6 years. We continue to manage our credit risk through industry diversification and individual company analysis. We hold 51 corporate bond issues in 18 different industries. Additionally, 75% of the Fund's assets are rated investment grade.

Thank you for your investment in the Croft-Leominster Income Fund.

Sincerely,

Kent Croft
President

CROFT-LEOMINSTER VALUE FUND

PERFORMANCE ILLUSTRATION
APRIL 30, 2006

Cumulative Performance Comparison $10,000
Investment Since May 1, 1996*



April 30, 2006

Croft Value Fund	$25,377
S&P 500	$23,500

Average Annual Total Returns
For the Periods Ended April 30, 2006

	Croft Value Fund	S&P 500 Index
1 Year	26.77%	15.42%
3 Year	20.83%	14.66%
5 Year	6.05%	2.68%
10 Year	9.76%	8.92%

*This chart assumes an initial investment of $10,000 made on May 1, 1996.
Past Performance does not guarantee future results.
Investment return and principal value will fluctuate so that shares, when
redeemed, may be worth more or less than their original cost.
Returns shown do not reflect taxes that a shareholder would pay on fund
distributions or on the redemption of fund shares.
Current performance may be lower or higher than the performance data quoted.
To obtain performance data current to the most recent month end, please call
(800) 746-3322.

CROFT-LEOMINSTER INCOME FUND

PERFORMANCE ILLUSTRATION
APRIL 30, 2006

Cumulative Performance Comparison $10,000 Investment Since May 1, 1996*



<u>April 30, 2006</u>

Croft Income Fund	$19,037
Lehman Brothers Int. Govt. /Corp. Bond Index	$17,723

Average Annual Total Returns
For the Periods Ended April 30, 2006

	Croft Income Fund	Lehman Brothers Int. Govt./ Corp. Bond Index
1 Year	2.43%	0.98%
3 Year	5.13%	2.09%
5 Year	7.23%	4.78%
10 Year	6.65%	5.89%

*This chart assumes an initial investment of $10,000 made on May 1, 1996.
Past Performance does not guarantee future results.
Investment return and principal value will fluctuate so that shares, when
redeemed, may be worth more or less than their original cost.
Returns shown do not reflect taxes that a shareholder would pay on fund
distributions or on the redemption of fund shares.
Current performance may be lower or higher than the performance data quoted.
To obtain performance data current to the most recent month end, please call
(800) 746-3322.

CROFT-LEOMINSTER VALUE FUND

GRAPHICAL ILLUSTRATION
    APRIL 30, 2006

The following chart gives a visual breakdown of the Fund by the industry
sectors the underlying securities represent as a percentage of the portfolio of
investments.



CROFT-LEOMINSTER INCOME FUND

GRAPHICAL ILLUSTRATION
    APRIL 30, 2006

The following chart gives a visual breakdown of the Fund by the investment grade as a percentage of the portfolio of investments.



* Investment Grade are those considered by Moody to be Baa3 or higher or by Standard and Poor to be BBB- or higher.

CROFT-LEOMINSTER VALUE FUND

SCHEDULE OF INVESTMENTS
   APRIL 30, 2006

Shares/Principal Value	Market Value	% of Net Assets
Common Stock 82.40%		
Accident & Health Insurance		
1,200 PartnerRe Ltd.	$75,060	0.68%
Aircraft & Parts		
961 Textron, Inc.	86,442	
1,500 United Technologies Corp.	94,215	
	180,657	1.64%
Automatic Controls For Regulating Residential & Commercial		
4,322 Honeywell International, Inc.	183,685	1.67%
Biological Products		
1,200 Amgen, Inc. *	81,240	
3,099 Qiagen NV *	46,175	
	127,415	1.16%
Cable & Other Pay Television Services		
3,033 Viacom, Inc. Class B *	120,804	1.10%
Chemicals & Allied Products		
1,600 FMC Corp.	101,696	0.92%
Commercial Physical And Biological Research		
Pharmaceutical Product Development,		
4,800 Inc.	172,176	1.56%
Construction Machinery & Equipment		
744 Caterpillar, Inc.	56,351	0.51%

* Non-income producing
The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER VALUE FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
    APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
Crude Petroleum & Natural Gas			
3,408	Bill Barrett Corp. *	102,376	
1,556	Canadian Natural Resources Ltd.	93,671	
4,344	Nexen, Inc.	254,124	
1,680	Western Oil Sands, Inc. *	52,416	
		502,587	4.56%
Eating & Drinking Places			
1,400	McDonalds Corp.	48,398	0.44%
Electric Services			
15,822	Aquila, Inc. *	68,509	
1,300	Firstenergy Corp.	65,923	
1,743	Pinnacle West Capital Corp.	69,894	
7,963	Centerpoint Energy, Inc.	95,715	
		300,041	2.72%
Electronic Connectors			
12,775	Tyco International, Inc.	336,621	3.05%
Electronic & Other Electrical Equipment			
2,800	General Electric Co.	96,852	0.88%
Electric & Other Services Combined			
1,400	PG&E Corp.	55,776	
4,354	Sierra Pacific Resources *	61,478	
		117,254	1.06%
Fabricated Rubber Products, Nec			
1,964	Gencorp, Inc.	38,377	0.35%

* Non-income producing
The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER VALUE FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
APRIL 30, 2006

Shares/Principal Value	Market Value	% of Net Assets
Investment Advice		
8,027 Amvescap Plc.	175,550	1.59%
Farm Machinery & Equipment		
1,425 Deere & Co.	125,087	1.13%
Fire, Marine & Casualty Insurance		
4,550 Ace Ltd.	252,707	
2,706 American International Group, Inc.	176,567	
3,963 St. Paul Travelers	<u>174,491</u>	
	603,765	5.48%
Gas & Other Services Combined		
1,572 Sempra Energy	72,343	0.66%
General Industrial Machinery & Equipment		
2,602 Ingersoll-Rand Co. Ltd.	113,838	
2,628 Pall Corp.	<u>79,313</u>	
	193,151	1.75%
Heavy Construction Other Than Building Construction - Contractors		
4,814 Foster Wheeler Ltd. *	214,512	
2,555 Fluor Corp.	<u>237,385</u>	
	451,897	4.10%
Industrial Instruments For Measurement, Display & Control		
600 Cognex Corp.	15,990	0.15%

*Non-income producing
The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER VALUE FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
   APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
Industrial Organic Chemicals			
2,900	CBI Industries, Inc.	69,513	
5,467	Marsh & McLennan Companies, Inc.	167,673	
2,599	Pacific Ethanol, Inc. *	84,052	
		321,238	2.91%
Industrial Trucks, Tractors, Trailers & Stackers			
4,063	Terex Corp. *	351,653	3.19%
Laboratory Analytical Instruments			
1,863	PerkinElmer, Inc.	39,943	0.36%
Life Insurance			
900	Genworth Financial, Inc.	29,880	
3,038	Prudential Financial, Inc.	237,359	
		267,239	2.42%
Lumber & Other Building Materials Dealers			
3,570	Lowes Companies, Inc.	225,089	2.04%
Lumber & Wood Products			
1,184	Weyerhaeuser Co.	83,436	0.76%
Mining			
2,118	Synenco Energy, Inc. *	46,702	0.42%
Measuring & Controlling Devices, NEC			
1,400	Rockwell Automation International Group, Inc.	101,444	0.92%

* Non-income producing
The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER VALUE FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
   APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
Natural Gas Distribution			
2,600	Southern Union Co.	67,392	0.61%
Motor Vehicle Parts & Accessories			
1,207	Eaton Corporation	92,516	0.84%
Motion Picture & Video Tape Production			
27,159	Liberty Media Corp. Class A*	226,778	
10,792	Time Warner, Inc.	187,781	
		414,559	3.76%
National Commercial Banks			
4,910	Bank of America Corp.	245,107	
4,060	Citigroup, Inc.	202,797	
		447,904	4.06%
Natural Gas Transmission			
10,499	Williams Cos., Inc.	230,243	2.09%
Oil & Gas Field Exploration Services			
4,662	Blackrock Ventures, Inc. *	63,077	
18,594	Petrobank Energy & Resources, Ltd. Canadian *	231,309	
700	Petrobank Energy & Resources, Ltd. *	8,512	
		302,898	2.75%
Orthopedic, Prosthetic, & Surgical Appliances & Supplies			
1,767	Edwards Lifesciences Corp. *	78,525	0.71%
Paperboard Containers & Boxes			
1,500	Packaging Corp. of America	33,720	0.31%

* Non-income producing
The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER VALUE FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
   APRIL 30, 2006

Shares/Principal Value	Market Value	% of Net Assets
Petroleum Refining		
3,512 Opti Canada, Inc. *	134,615	
18,626 UTS Energy Corp. *	114,177	
	248,792	2.26%
Pharmaceutical Preparations		
1,537 Johnson & Johnson	90,084	
2,954 Pfizer, Inc.	74,825	
2,065 Wyeth	100,504	
	265,413	2.41%
Plastics, Foil, & Coated Paper Bags		
1,800 Pactiv Corp. *	43,812	0.40%
Primary Smelting & Refining Of Nonferrous Metals		
2,000 Inco Ltd.	112,940	1.02%
Railroads, Line-Haul Operating		
1,025 Kansas City Southern Industries, Inc. *	24,908	0.23%
Real Estate Agents & Managers		
7,400 Cendant Corp.	128,982	1.17%
Real Estate Investment Trusts		
26,000 Meristar Hospitality Corp. *	271,440	2.46%
Retail-Department Stores		
858 Sears Holding Corp. *	123,286	1.12%

* Non-income producing
The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER VALUE FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
APRIL 30, 2006

Shares/Principal Value	Market Value	% of Net Assets
Retail-Eating & Drinking Places		
2,902 Triarc Companies, Inc. Class B	50,379	0.46%
Security Brokers, Dealers & Flotation Companies		
3,292 Waddell & Reed Financial, Inc.	77,428	0.70%
Services-Commercial Physical & Biological Research		
1,000 Icon Public Limited Company * +	54,510	0.49%
Services-Educational Services		
2,192 Devry, Inc. *	56,685	0.51%
Soap, Detergent, Cleaning Preparations, Perfumes, Cosmetics		
2116 Procter & Gamble Co.	123,172	1.12%
Special Industry Machinery		
3,191 Pentair, Inc.	122,151	1.11%
Surgical & Medical Instruments & Apparatus		
1,200 3M Co.	102,516	0.93%
Television Broadcasting Stations		
3,033 CBS Corp.	77,250	0.70%
Total Common Stock (Cost $6,137,682)	9,083,922	82.40%

* Non-income producing
+ American Depository Receipt
The accompanying notes are an integral part of these financial statements.

CROFT–LEOMINSTER VALUE FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
Commercial Paper			
500,000	American Express Credit Corp. 4.85%, 6/19/06	500,000	
500,000	Toyota Credit Corp. 4.77%, 6/19/06	500,000	
	Total Commercial Paper (Cost $1,000,000)	1,000,000	9.07%
Money Market Funds			
938,750	Short-term Investment Company Prime Portfolio 4.77% ** (Cost $938,750)	938,750	8.52%
	Total Investments (Cost $8,076,432)	11,022,672	99.99%
	Other Assets less Liabilities	1,288	0.01%
	NET ASSETS - 100.00%	$11,023,960	100.00%

* Non-income producing
** Variable Rate Security; the coupon rate shown represents the rate at
April 30, 2006.
The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER INCOME FUND

SCHEDULE OF INVESTMENTS
   APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
CLOSED END MUTUAL FUNDS			
Taxable Bond Funds			
6,200	Alliance World Dollar Gov't Fund II	$ 77,190	
4,500	Salomon Brothers Worldwide Income Fund	58,770	
4,076	Tortoise North American Energy Corp.	88,938	
9,600	Templeton Emerging Markets Income Fund	122,400	
		347,298	3.46%
Total Closed End Mutual Funds (Cost $315,364)		$347,298	3.46%
CORPORATE BONDS AND NOTES			
Accident & Health Insurance			
40,000	Unumprovident Corp. , 7.625%, 3/01/11	41,948	0.42%
Bituminous Coal & Lignite Surface Mining			
50,000	Massey Energy Co. , 6.625%, 11/15/10	50,375	0.50%
Cable TV & Cellular Telephone			
100,000	Tele-Communications, Inc. Senior Debentures, 7.875%, 8/1/13	109,420	1.09%

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER INCOME FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
Chemicals			
65,000	ARCO Chemical Co. Debentures, 10.250%, 11/1/10	73,125	
150,000	ARCO Chemical Co. Debentures, 9.800%, 2/1/20	168,000	
75,000	Agrium, Inc. Debentures (Yankee), 7.800%, 2/1/27	82,245	
100,000	Hanna (M.A.) Co. Notes 6.580%, 2/23/11	87,750	
70,000	IMC Global, Inc. Senior Notes, 11.250%, 6/1/11	74,025	
30,000	IMC Global, Inc. Senior Debentures, 9.450%, 12/15/11	31,125	
30,000	IMC Global, Inc. Debentures, 6.875%, 7/15/07	30,150	
99,000	Millennium American, Inc. Senior Unsecured Debentures, 7.625%, 11/15/26	84,150	
		630,570	6.28%
Containers & Paper			
150,000	Abitibi-Consolidated, Inc. Debentures, 7.400%, 4/1/18	134,250	
45,000	Abitibi-Consolidated, Inc. Debentures, 7.500%, 4/1/28	37,800	
30,000	Abitibi-Consolidated, Inc. Debentures, 8.850%, 8/1/30	27,600	
		199,650	1.99%
Electric & Gas Utilities			
67,000	El Paso Corp. Senior Notes, 7.000%, 5/15/11	66,832	0.67%
Electronic Instruments and Controls			
40,000	Arrow Electronics, Inc. Senior Debentures, 6.875%, 6/1/18	40,176	
60,000	Arrow Electronics, Inc. Debentures, 7.500%, 1/15/27	62,772	
100,000	Avnet Inc. Notes, 9.750%, 2/15/08	106,650	
		209,598	2.09%

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER INCOME FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
Energy and Energy Services			
65,000	Global Marine, Inc., Notes, 7.000%, 6/1/28	69,413	0.69%
Environmental Service/Pollution Control			
	Waste Management, Inc. Debentures,		
50,000	7.650%, 3/15/11	54,000	0.54%
Financial Services			
	American Financial Group, Inc. Senior		
100,000	Debentures, 7.125%, 4/15/09	104,300	
60,000	CIGNA Corp. Debentures, 7.875%, 5/15/27	67,374	
	Washington Mutual Cap Company		
20,000	Guarantee, 8.375%, 6/1/27	21,274	
		192,948	1.92%
Gas & Gas Transmission			
	KN Energy, Inc. Senior Debentures ,		
100,000	7.250%, 3/1/28	104,770	1.04%
Home Lawn & Garden Equipment			
100,000	Toro Company Debentures, 7.800%, 6/15/27	108,160	1.08%
Hotels & Motels			
80,000	Cendant Corp. Notes, 6.875%, 8/15/06	80,280	
	ITT Corp. (New) Debentures , 7.750%,		
250,000	11/15/25	256,875	
		337,155	3.36%
Industrial Goods			
	Cummins Engine Company, Inc.		
75,000	Debentures, 6.750%, 2/15/27	75,750	
	Tyco International Group, SA Company		
50,000	Guarantee, 5.800%, 8/1/06	50,045	
	Tyco International Group, SA Company		
50,000	Guarantee, 6.875%, 1/15/29	51,420	
		177,215	1.77%

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER INCOME FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
   APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
Insurance Agents, Brokers & Service			
120,000	Marsh & McLennan Co. , 5.750%, 9/15/15	114,960	1.14%
Media & Entertainment			
170,000	Time Warner, Inc. Debentures, 9.150%, 2/1/23	203,133	2.02%
Miscellaneous Consumer Goods & Services			
100,000	Tenneco Packaging, Inc. Debentures, 8.125% 6/15/17	111,860	1.11%
Miscellaneous Manufacturing Industries			
25,000	Blyth, Inc., 7.90%, 10/1/09	25,000	0.25%
Mobile Homes			
50,000	Champion Enterprises, Inc., 7.625%, 5/15/09	50,000	0.50%
Paper & Paper Products			
100,000	Boise Cascade Corp. Debentures, 7.350%, 2/1/16	101,440	
100,000	Bowater, Inc. Debentures, 9.375%, 12/15/21	102,500	
		203,940	2.03%
Pipelines			
150,000	Sonat Inc. Notes, 7.625%, 7/15/11	153,750	1.53%
Printing & Publishing			
165,000	News America Holdings, Inc. Senior Debentures, 7.750%, 2/1/24	177,062	1.76%
Public Building & Related Furniture			
110,000	Johnson Controls, Inc. , 5.000%, 11/15/06	109,637	1.09%

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER INCOME FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
   APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
Radiotelephone Communications			
95,000	Nextel Communications, Inc. , 7.380%, 8/1/15	99,180	0.99%
Retail Stores			
55,000	Albertson's Medium-Term, Inc. Notes, 6.520%, 4/10/28	42,900	
55,000	Sears Roebuck Co. , 7.500%, 10/15/27	49,264	
		92,164	0.92%
Semiconductors			
30,000	Flextronics Intl., Ltd. Senior Subordinated Notes, 9.875%, 7/1/10	31,800	0.32%
Special Industry Machinery, NEC			
40,000	Brooks Automation, Inc., 4.750%, 6/1/08	38,952	0.39%
Steel Works, Blast Furnaces & Rolling Mills			
85,000	Oregon Steel Mills, Inc. , 10.000%, 8/1/08	89,888	
91,000	U.S. Steel, LLC, Senior Notes, 10.750%, 8/1/08	99,417	
		189,305	1.89%
Telephones & Communications			
186,000	AT&T Corp. , 8.250%, 2/1/2030	178,244	
115,000	Motorola, Inc. Debentures 6.500%, 11/15/28	115,472	
7,563	NYNEX Corp. Amortized Debentures, 9.550%, 5/1/10	8,010	
		301,726	3.01%
Tires			
80,000	Goodyear Tire & Rubber Co. Notes, 7.857%, 8/15/11	78,800	0.78%

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER INCOME FUND

SCHEDULE OF INVESTMENTS (CONTINUED)
APRIL 30, 2006

Shares/Principal Value		Market Value	% of Net Assets
Wholesale-Computer & Peripheral Equipment & Software			
7,000	IKON Office Solutions, 7.250%, 6/30/08	7,191	0.07%
Total Corporate Bonds and Notes (Cost $4,088,132)		$4,340,514	43.23%
SHORT-TERM INVESTMENTS			
Commercial Paper			
	American Express Credit Corp. 4.85%,		
400,000	6/19/06	400,000	
400,000	AIGFUN, 4.76%, 6/19/06	400,000	
500,000	Chevron Corp., 4.80%, 6/19/06	500,000	
600,000	General Electric Corp., 4.90%, 6/19/06	600,000	
400,000	Lasalle Bank, 4.87%, 6/19/06	400,000	
400,000	Prudential Corp PLC., 4.86%, 6/19/06	400,000	
500,000	Sears Roebuck & Co., 4.95%, 6/19/06	500,000	
500,000	Toyota Credit Corp.,4.87%, 6/19/06	500,000	
		3,700,000	36.85%
Money Market Funds			
	Short-term Investment Company Prime		
1,580,826	Portfolio 4.77% *	1,580,826	15.74%
Total Cash Equivalents And Short-Term Investments (Cost $5,280,826)		$5,280,826	52.60%
TOTAL INVESTMENTS (Cost $9,684,322) 99.29%		9,968,638	99.29%
OTHER ASSETS LESS LIABILITIES - 0.71%		71,734	0.71%
NET ASSETS - 100.00%		$10,040,372	100.00%

* Variable Rate Security; the coupon rate shown represents the rate at April 30, 2006.
The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER FUNDS

STATEMENT OF ASSETS AND LIABILITIES
APRIL 30, 2006

	Value Fund	Income Fund
Assets:		
Investment Securities at Market Value	$ 11,022,672	$ 9,968,638
(Cost $8,076,432 and $9,684,322)		
Receivables:		
Dividends and Interest	16,495	106,942
Prepaid Expenses	9,472	9,546
Total Assets	11,048,639	10,085,126
Liabilities:		
Accrued Management Fees	8,068	2,983
Accrued Expenses	16,611	16,217
Payable for Shareholder Redemptions	-	4,000
Dividends Payable	-	21,554
Total Liabilities	24,679	44,754
Net Assets	$11,023,960	$10,040,372
Net Assets Consist of:		
Paid In Capital	7,854,722	10,355,376
Accumulated Undistributed Net Investment Income	-	12,687
Accumulated Undistributed Realized Gain (Loss) on Investments - Net	222,998	(612,007)
Unrealized Appreciation in Value of Investments Based on Cost - Net	2,946,240	284,316

Net Assets for 502,430 & 1,006,428 Shares Outstanding (30,000,000 shares

authorized, $.001 par value for Croft Funds Corporation, which includes Croft-

Leominster Value Fund and Income Fund)	$11,023,960	$10,040,372
Net Asset Value and Offering price Price Per Share ($11,023,960/502,430 shares and $10,040,372/1,006,428 shares)	$ 21.94	$ 9.98
Short-Term Redemption Price Per Share ($21.94 x .98 and $9.98 x .98)*	$ 21.50	$ 9.78

* The Fund will deduct a 2% redemption fee from redemption proceeds if
purchased and redeemed within 30 days.

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER FUNDS

STATEMENT OF OPERATIONS
For the year Ended April 30, 2006

	Value Fund	Income Fund
Investment Income:		
Dividends (net of foreign witholding taxes of $718 and 0, respectively)	$104,580	$ 19,504
Interest	40,077	513,719
Total Investment Income	144,657	533,223
Expenses:		
Advisory fees (Note 3)	83,244	70,953
Transfer agent & accounting fees	25,620	27,450
Legal fees	10,976	17,323
Audit fees	10,911	11,400
Insurance expense	9,451	8,193
Custody fees	5,095	5,095
Registration fees	5,014	5,014
Printing and postage expense	1,830	1,830
Director fees	1,029	677
Other	2,196	2,005
Total Expenses	155,366	149,940
Less:		
Advisory fee waiver (Note 3)	(22,529)	(51,146)
Net Expenses	132,837	98,794
Net Investment Income / (Loss)	11,820	434,429
Realized and Unrealized Gain (Loss) on Investments:		
Realized Gain (Loss) on Investments	422,596	4,299
Change in Unrealized Appreciation (Depreciation) on Investments	1,630,765	(225,141)
Net Realized and Unrealized Gain (Loss) on Investments	2,053,361	(220,842)
Net Increase (Decrease) in Net Assets from Operations	$2,065,181	$ 213,587

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER VALUE FUND

STATEMENTS OF CHANGES IN NET ASSETS

	For the year ended 4/30/2006	For the year ended 4/30/2005
Operations:		
Net investment income	11,820	28,761
Net realized gain (loss) on investment transactions	422,596	455,697
Change in net unrealized appreciation (depreciation) on investments	1,630,765	164,460
Net increase (decrease) in net assets resulting from operations	2,065,181	648,918
Distributions to Shareholders From:		
Net investment income	(25,396)	(23,613)
Net realized gains	(582,659)	(262,294)
Change in net assets from distributions	(608,055)	(285,907)
Capital Share Transactions:		
Proceeds from sale of shares	1,890,359	942,605
Shares issued on reinvestment of dividends	587,197	274,836
Cost of shares redeemed	(251,880)	(835,307)
Net Increase (Decrease) from Shareholder Activity	2,225,676	382,134
Net Assets:		
Net increase (decrease) in net assets	3,682,802	745,145
Beginning of year	7,341,158	6,596,013
End of period (including accumulated undistributed net investment income of $0 and $5,148, respectively)	$11,023,960	$7,341,158
Share Transactions:		
Shares sold	89,926	49,775
Shares issued on reinvestment of dividends	29,345	15,402
Shares redeemed	(12,188)	(44,210)
Net increase (decrease) in shares	107,083	20,967
Outstanding at beginning of period	395,347	374,380
Outstanding at end of period	502,430	395,347

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER INCOME FUND

STATEMENTS OF CHANGES IN NET ASSETS

	For the year ended 4/30/2006	For the year ended 4/30/2005
Operations:		
Net investment income	434,429	377,059
Net realized gain on investment transactions	4,299	50,991
Change in net unrealized appreciation (depreciation) on investments	(225,141)	26,435
Net increase in net assets resulting from operations	213,587	454,485
Distributions to Shareholders From:		
Net investment income	(427,872)	(381,121)
Net change in net assets from distributions	(427,872)	(381,121)
Capital Share Transactions:		
Proceeds from sale of shares	1,605,633	663,792
Shares issued on reinvestment of dividends	332,873	279,737
Cost of shares redeemed	(470,164)	(681,218)
Net Increase from Shareholder Activity	1,468,342	262,311
Net Assets:		
Net increase in net assets	1,254,057	335,675
Beginning of year	8,786,315	8,450,640
End of period (including accumulated undistributed net investment income of $12,687 and $6,130, respectively)	$10,040,372	$8,786,315
Share Transactions:		
Shares sold	159,323	64,182
Shares issued on reinvestment of dividends	32,986	27,256
Shares redeemed	(46,453)	(66,086)
Net increase in shares	145,856	25,352
Outstanding at beginning of period	860,572	835,220
Outstanding at end of period	1,006,428	860,572

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER VALUE FUND

FINANCIAL HIGHLIGHTS

Selected data for a share outstanding throughout the period:

	For the Years Ended April 30,				
	2006	2005	2004	2003	2002
Net Asset Value at Beginning of Period	$18.57	$17.62	$13.94	$17.25	$18.64
Net Investment Income/ (Loss) *	0.03	0.08	(0.02)	0.02	(0.04)
Net Gains or Losses on Securities (Realized and Unrealized)	4.80	1.65	3.72	(3.32)	(1.07)
Total from Investment Operations	4.83	1.73	3.70	(3.30)	(1.11)
Distributions (From Net Investment Income)	(0.06)	(0.06)	(0.02)	0.00	(0.03)
Distributions (From Capital Gains)	(1.40)	(0.72)	0.00	(0.01)	(0.25)
Total Distributions	(1.46)	(0.78)	(0.02)	(0.01)	(0.28)
Net Asset Value at End of Period	$21.94	$18.57	$17.62	$13.94	$17.25
Total Return (a)	26.77%	10.01%	26.55%	(19.11)%	(6.05)%
Ratios/Supplemental Data:					
Net Assets at End of Period (Thousands)	$11,024	$7,341	$6,596	$5,278	$5,727
Ratio of Expenses to Average Net Assets before waivers and reimbursement	1.76%	2.01 %	2.05 %	2.37 %	2.23 %
Ratio of Net Investment Income (Loss) to Average Net Assets before waivers and reimbursement	(0.12)%	(0.10)%	(0.66)%	(0.71)%	(0.92)%
Ratio of Expenses to Average Net Assets after waivers and reimbursement	1.50 %	1.50 %	1.50 %	1.50 %	1.50 %
Ratio of Net Investment Income to Average Net Assets after waivers and reimbursement	0.13 %	0.41 %	(0.12)%	0.16 %	(0.22)%
Portfolio Turnover Rate	21.97%	47.54%	46.42%	54.64%	47.79%

(a) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends, and is not annualized for periods of less than one year.
* Net investment income/loss per share amounts were calculated using the average share method.

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER INCOME FUND

FINANCIAL HIGHLIGHTS

Selected data for a share outstanding throughout the period:

	For the Years Ended April 30,				
	2006	2005	2004	2003	2002
Net Asset Value at Beginning of Period	$10.21	$10.12	$9.90	$9.23	$9.24
Net Investment Income/ (Loss) *	0.49	0.45	0.52	0.57	0.59
Net Gains or Losses on Securities (Realized and Unrealized)	(0.24)	0.09	0.22	0.67	0.04
Total from Investment Operations	0.25	0.54	0.74	1.24	0.63
Distributions (From Net Investment Income)	(0.48)	(0.45)	(0.52)	(0.57)	(0.61)
Distributions (From Capital Gains)	0.00	0.00	0.00	0.00	(0.03)
Total Distributions	(0.48)	(0.45)	(0.52)	(0.57)	(0.64)
Net Asset Value at End of Period	$9.98	$10.21	$10.12	$9.90	$9.23
Total Return (a)	2.43 %	5.42 %	7.61 %	14.04%	6.91 %
Ratios/Supplemental Data:					
Net Assets at End of Period (Thousands)	$10,040	$8,786	$8,451	$8,158	$8,287
Ratio of Expenses to Average Net Assets before waivers and reimbursement	1.67%	1.68%	1.64%	1.72%	1.76%
Ratio of Net Investment Income (Loss) to Average Net Assets before waivers and reimbursement	4.28%	3.79%	4.61%	5.48%	5.57%
Ratio of Expenses to Average Net Assets after waivers and reimbursement	1.10 %	1.10 %	1.10 %	1.10 %	1.10 %
Ratio of Net Investment Income to Average Net Assets after waivers and reimbursement	4.85%	4.36%	5.15%	6.11%	6.23%
Portfolio Turnover Rate	14.61%	1.76%	10.15%	37.26 %	23.80%

(a) Total return in the above table represents the rate that the investor would have earned or lost on an investment in the Fund assuming reinvestment of dividends, and is not annualized for periods of less than one year.
* Net investment income/loss per share amounts were calculated using the average share method.

The accompanying notes are an integral part of these financial statements.

CROFT-LEOMINSTER FUNDS

NOTES TO FINANCIAL STATEMENTS
    APRIL 30, 2006

Note 1. Organization
The Croft-Leominster Value Fund (the "Value Fund") and the Croft-Leominster Income Fund (the "Income Fund"), managed portfolios of the Croft Funds Corporation (the "Corporation"), are registered under the Investment Company Act of 1940, as amended, as diversified, open-end management companies. The Value Fund's investment objective is to seek growth of capital. It invests primarily in common stocks of established mid-sized to large size companies believed by Croft-Leominster, Inc. ("the Advisor") to be undervalued and have good prospects for capital appreciation. The Croft-Leominster Income Fund seeks a high level of current income with moderate risk to principal by investing primarily in a diversified portfolio of U.S. traded investment grade fixed-income securities.

Note 2. Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Funds in the preparation of its financial statements.

Security Valuation: The Funds' portfolio securities for which market quotations are readily available are valued at market value, which is determined by using the last reported sale price. If there are no sales reported, as in the case of certain securities traded over-the-counter, the Funds' portfolio securities will be valued by using the last reported bid price. Many debt securities, including U.S. Government Securities, are traded in the over-the counter market. Obligations having remaining maturities of 60 days or less are valued at amortized cost. The ability of issuers of debt securities held by the funds to meet their obligations may be affected by economic and political developments in a specific country or region.

The amortized cost value of a security is determined by valuing it at cost originally and thereafter amortizing any discount or premium from its face value at a constant rate until maturity, regardless of the effect of fluctuating interest rates on the market value of the instrument. Although the amortized cost method provides certainty in valuation, it may result at times in determinations of value that are higher or lower than the price the Funds would receive if the instruments were sold. Consequently, changes in the market value of such portfolio instruments during periods of rising or falling interest rates will not be reflected in the computation of the Funds' net asset value.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
APRIL 30, 2006

Certain securities and assets of the Funds may be valued at fair value as determined in good faith by the Board of Directors or by persons acting at their direction in accordance with guidelines established by the Board of Directors. The fair value of any restricted securities from time to time held by the Funds are determined by the Advisor according to procedures approved by the Board of Directors. Such valuations and procedures are reviewed periodically by the Board of Directors. The fair value of these securities is generally determined as the amount which the Funds could reasonably expect to realize from an orderly disposition of such securities over a reasonable period of time. Methods which are in accord with this principle may, for example, be based on (i) a multiple of earnings; (ii) a discount from market of a similar freely traded security (including a derivative security or a basket of securities trade on other markets, exchanges or among dealers); or (iii) yield to maturity with respect to debt issues, or a combination of these and other methods.

Federal Income Taxes: Each Fund's policy is to continue to comply with requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its net investment income as dividends to its shareholders. The Funds intend to distribute its net long-term capital gains and its net short-term capital gains at least once a year. Therefore, no provision for federal income taxes is required. Federal income tax loss carryfowards generated in prior years will be used to offset a portion of current year's net realized gains.

Distributions to Shareholders: Distributions to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income taxes purposes. These differences are caused primarily by differences in the timing of the recognition of certain components of income, expense or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, results of operations or net asset value per share of the Fund. For the fiscal year ended April 30, 2006, distributions in excess of net investment income in the amount of $8,428 for the Value Fund were reclassified to accumulated undistributed net realized short-term gains.

CROFT-LEOMINSTER FUNDS

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    APRIL 30, 2006

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other: The Funds record security transactions on the trade date. The specific identification method is used for determining gains or losses for financial statement and income tax purposes. Dividend income is recognized on the ex-dividend date. Interest income is recognized on an accrual basis. Discounts and premiums on securities purchased are amortized over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the Funds' understanding of the appropriate country's rules and rates.

Note 3. Investment Advisory Fee and Other Transactions with Affiliates
The Funds retain Croft-Leominster Inc. (the "Advisor") as their investment advisor. Under the terms of the management agreement, subject to such policies as the Board of Directors of the Corporation may determine, the Advisor, at its expense, will continuously furnish an investment program for the Funds and will make investment decisions on behalf of the Funds and place all orders for the purchase and sale of portfolio securities subject always to applicable investment objectives, policies and restrictions. Pursuant to the management agreement and subject to the general oversight of the Board of Directors, the Advisor also manages, supervises and conducts the other affairs and business of the Funds, furnishes office space and equipment, provides bookkeeping and certain clerical services and pays all fees and expenses of the officers of the Funds. For the Advisor's services, the Funds pay a fee, computed daily and payable monthly at the annual rate of 0.94% of the Value Fund's average daily net assets and at the annual rate of 0.79% of the Income Fund's average daily net assets.

For the year ended April 30, 2006, the Advisor earned fees from the Value Fund of $83,244 before the reimbursement described below. Through August 30, 2006, the Advisor has contractually agreed to waive management fees and/or reimburse expenses to the Value Fund to limit the overall expense ratio to 1.50% (excluding ordinary brokerage commissions and extraordinary expenses) of the Value Fund's average net assets. For the year ended April 30, 2006, the Advisor waived $22,529 of the advisory fee from the Value Fund. At April 30, 2006 the Fund owed the Adviser an amount of $8,068.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
    APRIL 30, 2006

For the year ended April 30, 2006, the Advisor earned fees from the Income Fund of $70,953 before the reimbursement described below. Through August 30, 2006, the Advisor has contractually agreed to waive management fees and/or reimburse expenses to the Income Fund to limit the overall expense ratio to 1.10% (excluding ordinary brokerage commissions and extraordinary expenses) of the Income Fund's average net assets. For the fiscal year ended April 30, 2006, the Advisor waived $51,146 of the advisory fee from the Income Fund. At April 30, 2006 the Fund owed the Adviser an amount of $2,983.

Pursuant to a plan of Distribution, the Funds may pay a distribution fee of up to .25% of the average daily net assets to broker-dealers for distribution assistance, and to financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors as compensation for services rendered or expenses incurred in connection with distribution assistance. The Corporation elected to suspend the 12b-1 fee for the Funds on August 23, 1995. The 12b-1 fee will be suspended into the foreseeable future; however, the Corporation reserves the right to terminate the waiver and reinstate the 12b-1 fee at any time in its sole discretion.

A director and certain officers of the Corporation are also officers and owners of the Advisor. Each "non-interested" Director is entitled to receive an annual fee of $1,000 plus expenses for services related to the Corporation.

Note 4. Capital Share Transactions
At April 30, 2006, there were 30,000,000, $0.001 par value shares of capital stock authorized for the Croft Funds Corporation (which includes the Croft-Leominster Value and the Croft-Leominster Income Fund), and paid-in capital amounted to $10,355,376 for the Income Fund and $7,854,722 for the Value Fund.

Note 5. Investments
Croft Value Fund
For the year ended April 30, 2006, the cost of purchases and the proceeds from sales, other than U.S. Government Securities and short-term securities, aggregated $2,600,517 and $1,700,126, respectively. As of April 30, 2006, the gross unrealized appreciation for all securities totaled $3,059,164 and the gross unrealized depreciation for all securities totaled $112,924, for a net unrealized appreciation of $2,946,240 on a tax basis. The aggregate cost of securities for federal income tax purposes at April 30, 2006 was $8,076,432.

CROFT-LEOMINSTER FUNDS

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
APRIL 30, 2006

Croft Income Fund
For the year ended April 30, 2006, the cost of purchases and the proceeds from the sales, other than U.S. Government securities and short-term securities, aggregated $743,725 and $706,737, respectively. Purchases and sales of U.S. Government securities aggregated $499,570 and $999,277, respectively. As of April 30, 2006, the gross unrealized appreciation for all securities totaled $342,020 and the gross unrealized depreciation for all securities totaled $47,157, for a net unrealized appreciation of $294,863 on a tax basis. The aggregate cost of securities for federal income tax purposes at April 30, 2006 was $9,673,775.

The difference between book cost and tax cost represents the difference between the original cost and market value of portfolio securities at the time of conversion from a partnership to a regulated investment company on May 4, 1995.

Note 6. Distributions to Shareholders

CROFT VALUE FUND
The tax character of distributions paid during the fiscal years ended April 30, 2006 and 2005 were as follows:

Distributions paid from:	2006	2005
Undistributed Net Investment Income	$ 25,396	$ 23,613
Short-Term Capital Gain	154,751	151,549
Long-Term Capital Gain	427,908	110,745
	$ 608,055	$ 285,907

As of April 30, 2006 the components of distributable earnings/ (accumulated losses) on a tax basis were as follows:

Ordinary Income (Short Term Gain)	$15,594
Undistributed long-term capital gain/ (accumulated losses)	207,404
Unrealized appreciation/ (depreciation)	2,946,240
	$ 3,169,238

There are no differences between book basis and tax-basis unrealized appreciation (depreciation).

CROFT-LEOMINSTER FUNDS

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
   APRIL 30, 2006

CROFT INCOME FUND
The Income Fund makes quarterly income distributions. During the fiscal year ended April 30, 2006, distributions of $0.48 aggregating $427,872 were declared and paid from net investment income.

The tax character of distributions paid during the fiscal years ended April 30, 2006 and 2005 were as follows:

Distributions from:	2006	2005
Ordinary Income	$427,872	$381,121
Short-Term Capital Gain	0	0
Long-Term Capital Gain	0	0
	$427,872	$381,121

As of April 30, 2006 the components of distributable earnings/ (accumulated losses) on a tax basis were as follows:

Undistributed ordinary income/ (accumulated losses)	$ 12,687
Undistributed long-term capital gain/ (accumulated losses)	(612,007)
Unrealized appreciation/ (depreciation)	294,863
	$(304,457)

The difference between book basis and tax-basis unrealized appreciation (depreciation) is attributable to the difference in original cost and market value of securities at the time of conversion from a partnership to a regulated investment company on May 4, 1995.

Note 7. Capital Loss Carryforwards
At April 30, 2006, the Income Fund had available for federal income tax purposes an unused capital loss carryforward of $612,007, of which $451,162 expires in 2009, $139,760 expires in 2010, and $21,085 expires in 2011. Capital loss carryforwards are available to offset future gains. To the extent that these carryforwards are used to offset future capital gains, it is probable that the amount which is offset will not be distributed to shareholders.

CROFT-LEOMINSTER FUNDS

EXPENSE ILLUSTRATION
   APRIL 30, 2006 (UNAUDITED)

Expense Example

As a shareholder of the Croft-Leominster Funds, you incur ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in these Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period, November 1, 2005 through April 30, 2006.

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on these Funds actual expense ratios and an assumed rate of return of 5% per year before expenses, which is not these Funds actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in these Funds and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

CROFT-LEOMINSTER FUNDS

EXPENSE ILLUSTRATION (CONTINUED)
    APRIL 30, 2006 (UNAUDITED)

The Croft-Leominster Value Fund

	Beginning Account Value November 1, 2005	**Ending Account Value** April 30, 2006	**Expenses Paid During the Period*** November 1, 2005 to April 30, 2006
Actual	$1,000.00	$1,155.69	$8.02
Hypothetical (5% Annual Return before expenses)	$1,000.00	$1,017.36	$7.50

* Expenses are equal to the Fund's annualized expense ratio of 1.50%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

The Croft-Leominster Income Fund

	Beginning Account Value November 1, 2005	**Ending Account Value** April 30, 2006	**Expenses Paid During the Period*** November 1, 2005 to April 30, 2006
Actual	$1,000.00	$1,041.67	$5.57
Hypothetical (5% Annual Return before expenses)	$1,000.00	$1,019.34	$5.51

* Expenses are equal to the Fund's annualized expense ratio of 1.10%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

CROFT-LEOMINSTER FUNDS

AUDITORS OPINION
    APRIL 30, 2006

To The Shareholders and
Board of Directors
Croft Funds Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of the Croft Funds Corporation, comprising the Croft-Leominster Value Fund and the Croft-Leominster Income Fund (the "Funds") as of April 30, 2006, and the related statements of operations for the year then ended, statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the periods indicated prior to April 30, 2004 were audited by McCurdy & Associates CPA's, Inc., whose audit practice was acquired by Cohen McCurdy, Ltd. McCurdy & Associates CPA's, Inc. expressed unqualified opinions on those highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 2006, by correspondence with the Funds' custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of each of the funds constituting the Croft Funds Corporation, as of April 30, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and their financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Cohen McCurdy, Ltd.
Westlake, Ohio
June 13, 2006

CROFT-LEOMINSTER FUNDS

TRUSTEES AND OFFICERS
   APRIL 30, 2006 (UNAUDITED)

Information Regarding Directors and Officers

The Board of Directors supervises the business activities of the Corporation. Each Director serves as a Director until the termination of the Director unless the Director dies, resigns, retires or is removed.

The following table provides information regarding each Director who is an "interested person" of the Corporation, as defined in the Investment Company Act of 1940.

Name, Age and Address	Principal Occupation(s) During last five years and Position held with Corporation	Number of Portfolios overseen by Director or Officers	Other Directorships held by Director or Officer	Length of Time Served
[1] Kent G. Croft, 43, 1317 Walnut Hill Lane Ruxton MD, 21204	Director, President, CCO, and Secretary of the Corporation, President, Croft-Leominster, Inc. since 1989.	2	Croft-Leominster Inc., Wildfowl Trust of North America, St. Paul's School	11 years
[1] L. Gordon Croft, 73, 7503 Club Road Ruxton MD, 21204	Vice President of the Corporation. Vice President, Chief Investment Officer and Director of Croft-Leominster, Inc. since 1989.	2	Croft-Leominster Inc.	11 years
[1] George Russell Croft, 32, 20 Meadow Rd. Baltimore, MD 21212	Vice President of the Corporation. Vice President of Croft Leominster, Inc. since 2001	2	Croft Leominster Inc.	New
Phillip Vong, 31, 6009 Baywood Ave Baltimore, MD 21209	Treasurer, Assistant Vice President, Chief Financial Officer of the Corporation.	2		2 Year

[1] L. Gordon Croft is the father of Kent G. Croft and George Russell Croft. They are "interested persons" of the Trust because they are a director and/or officers of the Trust. In addition, they may be deemed to be "interested persons" of the Trust because they are officers of the Fund's adviser.

CROFT-LEOMINSTER FUNDS

TRUSTEES AND OFFICERS (CONTINUED)
APRIL 30, 2006 (UNAUDITED)

The following table provides information regarding each Director who is a "non interested person" of the Corporation, as defined in the Investment Company Act of 1940.

George D. Edwards, II 68, P.O. Box 22 Riderwood MD, 21139	George D. Edwards, II, Past Chairman of the Board, Partner of the Omega Organization Inc. 1995-2003. President and Chief Executive Officer, Hottman Edwards Advertising, Inc., 1971-1995.	2	None	11 years
Frederick S. Billig 72, 15020 Rolling Hills Drive Glenwood MD, 21738	Director of the Corporation. Chief Scientist and Associate Supervisor, John Hopkins University Applied Physics Lab since 1987; President, Pyrodyne, Inc. since 1977.	2	None	11 years
Charles Jay McLaughlin 43, 28320 St. Michaels Road, Easton MD, 21601	Director of the Corporation. President, Orion Safety Products as of January 1999. Attorney, Oppenheimer Wolff & Donnelly (law firm, 1989-1995).	2	Orion Safety Products	7 years

CROFT-LEOMINSTER FUNDS

ADDITIONAL INFORMATION
   APRIL 30, 2006 (UNAUDITED)

Information Regarding Statement of Additional Information

The Statement of Additional Information includes additional information about the Directors and is available without charge upon request, by calling toll free at 1-800-746-3322.

Information Regarding Proxy Voting

A description of the policies and procedures that these Funds use to determine how to vote proxies relating to portfolio securities and information regarding how these Funds voted proxies during the most recent 12-month period ended June 30, are available without charge upon request by (1) calling the Funds at (800) 746-3322 and (2) from Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

Information Regarding Portfolio Holdings

The Funds file a complete schedule of investments with the SEC for the first and third quarter of each fiscal year on Form N-Q. The Funds' first and third fiscal quarters end on July 31 and January 31. The Funds' Form N-Q's are available on the SEC's website at http://sec.gov, or they may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (call 1-800-732-0330 for information on the operation of the Public Reference Room). You may also obtain copies by calling the Funds at 1-800-746-3322.



Croft Leominster INC.

1-800-746-3322

This report is provided for the general information of the shareholders of the Croft-Leominster Funds. This report is not intended for distribution to prospective investors in these funds, unless preceded or accompanied by an effective prospectus.